ST. JOSEPH, INC.
4870 S. Lewis, Suite 250
Tulsa, OK 74105

September 9, 2008

Via Edgar and U.S. Mail

Mr. Daniel L. Gordon
Branch Chief
Securities and Exchange Commission
Washington, DC 20549-3628

Re:	St. Joseph, Inc.
Form 10-KSB for the Year Ended December 31, 2007
Form 10-QSB for the period ended March 31, 2008
File No. 0-49936

Dear Mr. Gordon:

We are submitting this letter in response to your correspondence dated August 25, 2008 setting forth the staff’s comments regarding the above-referenced Form 10-KSB for the year ended December 31, 2007 (the “Form 10-KSB”). References in this letter to the “Company” “we” “us” or “our” mean St. Joseph, Inc.

As requested, we have filed an amendment to the Form 10-KSB disclosing that our management has re-evaluated the effectiveness of our disclosure controls and procedures (the “DC&P”) as of December 31, 2007 and determined that such DC&P were not effective.

Please do not hesitate to contact us if you have any further comments or questions.

Very truly yours,

ST. JOSEPH, INC.

/s/ Gerald McIlhargey
By: Gerald McIlhargey
Its: Chief Executive Officer